UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 28)*

                                 URS CORPORATION
                           --------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
Series B Exchangeable Convertible Preferred Stock, Par Value $1.00 Per Share
---------------------------------------------------------------
                        (Title of Class of Securities)

                                  903236107
                         --------------------------
                               (CUSIP Number)

                               Murray A. Indick
                          BLUM CAPITAL PARTNERS, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 April 17, 2002
                                 ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  Page 1 of 12


CUSIP NO. 903236107              SCHEDULE 13D                     Page 2 of 12
------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   7,614,533**
   OWNED BY EACH                 Series B Stock                       57,581**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   7,614,533**
                                 Series B Stock                       57,581**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   7,614,533**
                                 Series B Stock                       57,581**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       31.1%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 903236107               SCHEDULE 13D                    Page 3 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   7,614,533**
   OWNED BY EACH                 Series B Stock                       57,581**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   7,614,533**
                                 Series B Stock                       57,581**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   7,614,533**
                                 Series B Stock                       57,581**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       31.1%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 903236107               SCHEDULE 13D                    Page 4 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER  Common Stock              110,116**
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                    Common Stock (after conversion) 7,614,533**
   OWNED BY EACH                          Series B Preferred Stock    57,581**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
                                       Common Stock                  110,116**
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                   Common Stock (after conversion) 7,614,533**
                                   Series B Preferred Stock           57,581**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       Common Stock                7,614,533**
                                       Series B Preferred Stock       57,581**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       Common Stock                     31.6**
                                       Series B Preferred Stock       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107              SCHEDULE 13D                     Page 5 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  THE COMMON FUND

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               23-7037968
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              New York

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER       Common Stock       757,980**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER   Common Stock      757,980**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  Common Stock       757,980**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  Common Stock          4.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 903236107              SCHEDULE 13D                    Page 6 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC PARTNERS, L.P.
                                      (Formerly RCBA Strategic Partners, L.P.)

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303833
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   5,758,093**
   OWNED BY EACH                 Series B Stock                       57,581**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   5,758,093**
                                 Series B Stock                       57,581**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   5,758,093**
                                 Series B Stock                       57,581**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       23.5%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 903236107              SCHEDULE 13D                     Page 7 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.
                                                    (Formerly RCBA GP, L.L.C.)

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   5,758,093**
   OWNED BY EACH                 Series B Stock                       57,581**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   5,758,093**
                                 Series B Stock                       57,581**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   5,758,093**
                                 Series B Stock                       57,581**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       23.5%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 903236107               SCHEDULE 13D                    Page 8 of 12

This Amendment No. 28 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on January 22, 2002 by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); The Common Fund, a New York non-profit corporation, Blum Strategic Partners, L.P. (formerly RCBA Strategic Partners, L.P.), a Delaware limited partnership ("Strategic"); Blum Strategic GP, L.L.C. (formerly RCBA GP, L.L.C.), a Delaware limited liability company ("Blum GP"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a Managing Member of Blum GP (collectively, the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 100 California Street, Suite 500, San Francisco, CA 94111-4529. This amendment to the
Schedule 13D relates to shares of Common Stock, par value $0.01 and shares of Series B Exchangeable Convertible Preferred Stock, par value $1.00 (the "Series B Stock"). The following amendments to Items 2 and 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to include the following additional information.

In February 2002, RCBA GP, L.L.C. and RCBA Strategic Partners, L.P. changed their names to Blum Strategic GP, L.L.C. and Blum Strategic Partners, L.P., respectively. Blum GP is a Delaware limited liability company whose principal business is acting as general partner for Strategic.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to information furnished to the Reporting Persons by the Issuer, there were 57,581 shares of the Series B Preferred Stock outstanding as of March 31, 2002, and according to the Issuer's most recent for 10-Q, there were 18,726,221 shares of the Common Stock outstanding as of March 1, 2002.

Based on the above information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons will report the following direct holdings and corresponding percentage interests in the Series B Shares and Common Stock Shares (assuming the conversion of each Reporting Person's Series B Shares into Common Shares):








CUSIP NO. 903236107             SCHEDULE 13D                     Page 9 of 12

                                                Total Common Shares
                        Series B Shares          (after conversion)
                    ---------------------      ---------------------
Name                No. Owned     % Owned      No. Owned        % Owned
-----------------   ---------     -------      ---------        -------
Blum LP                     0        0.0%      1,098,460(1)        4.5%
RCBA Inc.                   0        0.0%      1,098,460(1)        4.5%
Richard C. Blum        57,581(4)   100.0%      7,731,696(1)(2)(4) 31.2%
The Common Fund             0        0.0%        757,980(3)        3.1%
Strategic              57,581(4)   100.0%      5,758,093(4)       23.5%
Blum GP                57,581(4)   100.0%      5,758,093(4)       23.5%

(1) These shares are owned directly by four limited partnerships for which Blum LP serves as the sole general partner, and three investment advisory client accounts for which it has voting and investment discretion. As the sole general partner of Blum LP, RCBA Inc. may be deemed the beneficial owner of the securities over which Blum LP has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Blum LP, RCBA Inc. and Mr. Blum disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(2) Mr. Blum has sole beneficial ownership of 110,116 shares of the Common Stock (consisting of shares held directly, shares as beneficiary of a trust and options currently exercisable). Mr. Blum is a director of Issuer.

(3) These shares are legally owned by The Common Fund for its Multi-Strategy Equity Fund (one of Blum LP's investment advisory clients). Blum LP has voting and investment power with respect to these shares, and these shares are reported as beneficially owned by Blum LP. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons. The table reflects percentage ownership assuming the conversion of the Series B Stock, on a diluted basis. Without conversion, the Common Fund's percentage of ownership is 4.0%.

(4) These shares are owned directly by Strategic. Voting and investment power concerning these shares are held solely by Blum GP, the general partner of Strategic, which could be deemed to have beneficial ownership of these shares. As a Managing Member of Blum GP, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP has voting and investment power. Blum GP and Mr. Blum disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein.

Based on the affiliations described in Notes (1) through (4) above, the Reporting Persons may be deemed to be members in a group.



CUSIP NO. 903236107               SCHEDULE 13D             Page 10 of 12

c)	During the past sixty (60) days, the Reporting Persons had the following transactions in the Common Stock and Series B Stock of the Issuer:

(i) On February 20, 2002, Blum LP distributed 118,218 shares of Common Stock to several limited partners of Blum LP. As part of this distribution, Mr. Blum received 74,785 shares.

(ii)	    On March 21, 2002, Mr. Blum exercised options equivalent to
          1,000 shares of Common Stock pursuant to URS' 1999 Equity Incentive Plan.

(iii)	    On March 26, 2002, Mr. Blum received 753 shares of Common
          Stock and 753 options to purchase Common stock which are immediately exercisable as Director's compensation pursuant to URS' 1999 Equity Incentive Plan.

(iv)	    on March 31, 2002, the Issuer issued 1,129 additional shares of the Series B Stock to Strategic as payment-in-kind dividends payable on Strategic's pre-existing Series B Stock,

(v)	    on April 17, 2002, Blum LP distributed 320,000 shares of
    Common Stock to The Value Opportunities Fund on behalf of the
          Common Fund. As of April 17, 2002, Blum LP no longer serves as investment manager to the Value Opportunities Fund.


  (d), (e)  Not applicable.



Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.


CUSIP NO. 903236107              SCHEDULE 13D                   Page 11 of 12

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2002


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary


THE COMMON FUND                       RICHARD C. BLUM

By  BLUM CAPITAL PARTNERS, L.P.       By  /s/ Murray A. Indick
    its investment advisor                --------------------------------
By  Richard C. Blum &
    Associates, Inc., its             By  Murray A. Indick
    general partner                       Attorney-in-Fact



By /s/ Murray A. Indick
   -----------------------
        Murray A. Indick
        Partner, General Counsel
        and Secretary


BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC PARTNERS, L.P.
(Formerly RCBA GP, L.L.C.)            (Formerly RCBA STRATEGIC PARTNERS, L.P.)
                                      By  BLUM STRATEGIC GP, L.L.C.
                                      (Formerly RCBA GP, L.L.C.), its general
                                      partner


By   /s/ Murray A. Indick             By   /s/ Murray A. Indick
     -------------------------------       -----------------------------------
     Murray A. Indick, Member              Murray A. Indick, Member



CUSIP NO. 903236107               SCHEDULE 13D                  Page 12 of 12

                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  April 26, 2002

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary


THE COMMON FUND                       RICHARD C. BLUM

By  BLUM CAPITAL PARTNERS, L.P.       By   /s/ Murray A. Indick
    its investment advisor                 --------------------------------
By  Richard C. Blum &
    Associates, Inc., its             By   Murray A. Indick
    general partner                        Attorney-in-Fact



By /s/ Murray A. Indick
   -----------------------
        Murray A. Indick
        Partner, General Counsel
        and Secretary


BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC PARTNERS, L.P.
(Formerly RCBA GP, L.L.C.)            (Formerly RCBA STRATEGIC PARTNERS, L.P.)
                                      By  BLUM STRATEGIC GP, L.L.C.
                                      (Formerly RCBA GP, L.L.C.), its general
                                      partner


By   /s/ Murray A. Indick             By   /s/ Murray A. Indick
     -------------------------------       -----------------------------------
     Murray A. Indick, Member              Murray A. Indick, Member